

November 3, 2010

Thomas S. Hall, Chief Executive Officer
NovaMed, Inc.
333 West Wacker Drive, Suite 1010
Chicago, IL 60606

> **Re: NovaMed, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 000-26625**

Dear Mr. Hall:

We have reviewed your filing and response letter dated August 26, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Policies and Estimates, page 32

Asset Impairment, page 33

1. We note from your response to comment 4 of our letter dated July 16, 2010 that the fair value of your surgical facilities reporting unit exceeded its net book value by 9%. We believe a reporting unit is at risk of failing step one of the impairment test if the reporting unit's fair value does not substantially exceed its net book value. Please explain to us in detail those factors you considered in determining that the surgical facilities reporting unit's fair value substantially exceeds its net book value. Please include in your response a quantification of how accurate your estimates have been in the past with respect to your valuation of your

surgical facilities reporting unit and a description of the volatility of cash flows generated by this reporting unit.

2. Please tell us whether you performed a valuation of your surgical facilities reporting unit using a discounted cash flow approach. If so, provide us with your valuation under the discounted cash flow approach and contrast it with your valuation under the market multiple approach. If not, explain to us why you did not perform a valuation under the discounted cash flow approach, which you consider to be more reliable, in light of this reporting unit's goodwill representing 94% of total goodwill.

3. We note from your response to comments 1 and 3 of our letter dated July 16, 2010 that you utilize a market multiple approach to estimate the fair value of each of your reporting units and also perform a discounted cash flow projection to determine fair value for those reporting units with an estimated fair value less than 5% greater than its carrying value. Please revise your proposed disclosure to describe why you perform another test using a discounted cash flow approach and how you weight the two approaches.

4. We note from your response to comment 3 of our letter dated July 16, 2010 that you attribute the decrease in your market capitalization during the last six months to a fluctuating and volatile stock price. Please tell us whether you believe any other factors impacted the market capitalization, including but not limited to, your decrease in revenue and number of surgical procedures performed or the amount of debt outstanding.

5. We note from your response to comment 1 that you believe that the market multiples already include a control premium. Please clarify how you contemplated control premiums with respect to those units where you employed a discounted cash flow approach in determining fair value.

6. We note from the fifth and sixth paragraphs of your response to comment 1 that you concluded that the fair value of your reporting units had not declined below their carrying amounts because, among other reasons, the EBITDA of your reporting units had not declined significantly in the first half of 2010 compared to your budget and the first half of 2009. We note from your Form 8-K filed July 29, 2010 that you experienced a decline in EBITDA of approximately 10.2% from $15,064 thousand to $13,534 thousand for the first halves of 2010 and 2009, respectively. Please explain to us why you did not consider the 10.2% decrease in EBITDA to be significant and tell us how much EBITDA you had budgeted for the first half of 2010 and all of 2010.

7. We note from the transcript to your July 29, 2010 earnings call Mr. Hall discussed: "…the public companies (inaudible) have rolled way back from an EBITDA multiple…" and "…I would say that as we talk to other people and other people talk to other people, it's safe to say that the valuations are down significantly from where they were a few years ago and, because of that, that gap between what you could be a single center for and what you could buy a group of centers for is significantly smaller…" Please reconcile these statements from the

earnings call to your response to comment 1 that market multiples had not changed significantly. In addition, please provide us with the market multiples assumed in determining the fair values of each reporting unit and the list of comparable transactions that you used in developing the market multiple. The list should include, at a minimum, the names of the entities involved, date of transaction, size of the transaction, and implied multiple.

8. We note from the second paragraph of your response to comment 1 that you performed an annual impairment test at the end of 2009. However, your response to comment 5 indicated that you perform your annual impairment test as of October 31. Please clarify the date as of which you performed your annual impairment test in 2009 and tell us whether you changed the date at which you perform your annual impairment test.

Liquidity and Capital Resources, page 41

9. We note from your responses to comment 7 of our letter dated July 16, 2010 that you will incorporate specific disclosure regarding your net worth covenant in future filings. Please provide with the disclosure that you intend to include in future filings.

Note 1. Description of Business, page F-7

10. We note that you owned a majority interest in 35 of your ASCs with physicians owning the remaining equity interests in these ASCs. Please tell us whether there are any instances, such as a change in regulation, in which you would be contractually required to purchase the noncontrolling interests from the physicians. If so, tell us how you considered Rule 5-02.28 of Regulation S-X in determining how to classify the noncontrolling interests on your balance sheet.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or Ryan C. Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant